Exhibit 99.2

VANC Pharmaceuticals Provides Corporate Update

July 5, 2016 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, pleased to announce the results of the Company’s Annual General Meeting held June 22, 2016 (the “Meeting”).  The shareholders of the Company elected Eugene Beukman, David Hall, Arun Nayyar and Sukhwinder Bob Rai as directors of the Company for the upcoming year.

The Directors appointed the following officers of the Company:  Arun Nayyar as Chief Executive Officer, Eugene Beukman as Chief Financial Officer and Corporate Secretary.

The Company also wishes to announce that in accordance with the policies of the TSX Venture Exchange (the “Exchange”) the Company’s 2016 Stock Option Plan (‘the “Plan”) was approved by its shareholders at the Annual General Meeting held June 22, 2016, and subsequently by the Exchange on July 5, 2016.  The Company currently has a 10% Rolling Stock Option Plan with 4,665,000 stock options issued and a further 1,335,523 shares reserved for further issuance under the Plan.

For further information on VANC Pharmaceuticals Inc., please visit the Company’s web site at www.vancpharm.com.

On behalf of:

VANC Pharmaceuticals Inc.

Eugene Beukman

Director and CFO

For further information, please contact CORE Capital Partners Inc., Ph: 604-566-9233.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.